Exhibit 99.4

19 March 2008

Trading Update

Imperial Tobacco Group’s anticipated trading performance for the financial year to 30 September 2008 remains in line with management’s expectations. The trading trends for Imperial Tobacco outlined in the AGM Interim Management Statement on 29 January 2008 have continued. Furthermore, the operating performance of Altadis S.A. (Altadis) since completion of the acquisition on 25 January 2008 has been in line with our expectations.

On the consolidation of Altadis’ results for the first time, there will be a number of one-off acquisition accounting adjustments required under IFRS, which will impact the adjusted profit from operations but have no effect on the underlying business performance or cash flows.

Imperial Tobacco will hold a presentation for analysts and investors at 12 noon today to discuss accounting adjustments relating to the Altadis acquisition and regulatory and litigation matters.

Altadis Update

Following completion of the acquisition of Altadis, the integration process is currently underway.  At the time of our recommended offer in July 2007, we estimated that the enlarged group would be able to generate annual operational efficiencies of around €300 million by the end of our 2010 financial year.  Gaining full access to the Altadis business is providing greater visibility of the level and timing of cost savings. We remain very confident of achieving the above operational efficiencies and we anticipate being in a position to give a more detailed update on progress in our Interim results announcement.

Of the €650 million non-core assets identified by Altadis in April 2007 as being available for disposal, proceeds of €331 million have been realised to the end of February 2008, including the sale of Logista’s stake in Iberia for €220 million. The remaining unsold assets are mainly surplus properties and we expect the majority of these disposals to be completed by the end of our 2009 financial year.

We are making good progress with the small number of brand divestments required by the European Commission and expect to be able to conclude these in the coming months.

Following a number of very productive meetings, Imperial and its counter-party, Cubatabaco, have agreed to continue and enhance the Habanos cigar joint venture.

Logista

On 26 February 2008, we filed the offer document for the unconditional cash offer for the shares in Compañía de Distribución Integral Logista, S.A. (Logista) that are not already owned by Altadis for approval by the Spanish Securities and Exchange Commission, the Comisión Nacional del Mercado de Valores (the CNMV). Altadis currently owns approximately 59.62% of the entire issued share capital of Logista. The Offer is being made by Altadis at a price of €52.50 per Logista share and is subject to the formal authorisation of the CNMV, which is expected in the next few weeks. Following approval by the CNMV, there will be a period of 15 days for Logista minority shareholders to lodge their acceptance of the offer.

Aldeasa

On 10 March 2008, we announced the sale of Altadis’ 49.95% share in Aldeasa, the Spanish airport based duty free retailer, to its joint venture partner, Autogrill. The total cash consideration was €275 million, which represents a share of the enterprise value (including Imperial Tobacco’s portion of Aldeasa’s net debt) of €355 million.  Aldeasa is not included in the €650 million non-core assets mentioned above.

Rights Issue

Since completion on 25 January, the Altadis acquisition has been wholly debt financed through bank and equity bridge facilities, pending completion of the rights issue.

As previously announced, the rights issue is currently estimated to be no more than £5 billion and will be completed by 18 July 2008. The rights issue will be sized at the minimum amount of equity needed to ensure that the enlarged group maintains its investment grade credit rating. The actual size of the rights issue will be dependent upon a number of factors and will not be materially impacted by the offer for the Logista minorities or the disposal of the Aldeasa stake.

Acquisition Accounting Adjustments

There will be a number of one-off acquisition accounting adjustments required by IFRS which will affect adjusted profit from operations.  The most significant of these relate to the uplift to fair value of stocks and the elimination of inter-company sales. Other adjustments relate to depreciation, assets held for sale, derivatives and intangible assets.

There is still further work to be done to enable us to determine the exact level of these adjustments but we currently estimate the impact on adjusted profit from operations will be a reduction of around £110 million in the first half and around £30 million in the second half, bringing the total to £140 million for our financial year ended 30 September 2008.  We will be in a position to give a full breakdown at our Interim results presentation.

The adjustments will have no effect on the underlying business performance or cash flows of the Group.

The presentation will begin at 12.00 noon (GMT). A live audio webcast and a copy of the presentation and script will be available on www.imperial-tobacco.com from 12 noon.  An archive of the audio webcast will also be available during the afternoon.

Interim results for the year ended 30 September 2008 will be announced on Tuesday 20 May 2008.

ENDS

ENQUIRIES

Alex Parsons
Imperial Tobacco Group
Head of Corporate Communications
Tel: +44 (0) 7967 467 241

Simon Evans
Imperial Tobacco Group
Group Press Officer
Tel: +44 (0) 7967 467 684

John Nelson-Smith
Imperial Tobacco Group
Investor Relations Manager
Tel: +44 (0) 7919 391 866

Nicola Tate
Imperial Tobacco Group
Investor Relations Manager
Tel: +44 (0) 7967 467 082